February 20, 2013
Dear Terry:
As you know, the board of directors of Apartment Investment and Management Company (“Aimco”) has determined that the boards of directors of both Aimco and AIMCO-GP, Inc. (“AIMCO-GP”), which is the general partner of AIMCO Properties, L.P. (the “OP”), should be comprised of the same people.
Accordingly, I hereby tender my resignation as a director of AIMCO-GP. My resignation shall be effective immediately. Of course, there are no disagreements that have led to my resignation, and I have reviewed the disclosures that the OP intends to make in connection with my resignation and the appointment of the new directors, and I am in agreement with such disclosures. I look forward to continuing to serve Aimco, the OP and AIMCO-GP in my capacity as an officer.
Sincerely,
/s/ Miles Cortez
Miles Cortez